Exhibit 99.1
China Finance Online Co. Limited’s 2011 Annual General Meeting as a publicly traded company was held in Beijing at 10:00 am (Beijing time) on June 30, 2011
Meeting address: 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100033, China
At this annual general meeting of shareholders (the “Meeting”) of China Finance Online Co. Limited (the “Company”), four proposals were submitted.
The results of this Meeting are as follows:
1.	Mr. Hugo Shong and Mr. Ling Wang were re-elected as directors of the Company.

2.
The shareholders approved the re-appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for a term ending on the date of the next annual general meeting of shareholders to be held in 2012 and authorized the board of directors to determine their remuneration.

3.
The shareholders approved the audited consolidated financial statements of the Company for the fiscal year ended on or as of December 31, 2010 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law.

4.
The shareholders authorized the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.

About China Finance Online Co. Limited
China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage-related services through web portals, desktop solutions and mobile handsets. Through its web portals, http://www.jrj.com and http://www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
For further information please contact:
Julie Zhu
Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com